UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*




                                  ICAGEN, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45104P104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               David C. Cavailier
                        Xmark Opportuntity Partners, LLC
                           90 Grove Street, Suite 201
                              Ridgefield, CT  06877
                                 (203) 588-2808
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 28, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     45104P104
--------------------------------------------------------------------------------
1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                 Xmark Opportunity Partners, LLC
                 20-2052197
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)               Not
            (b)            Applicable

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   AF, WC

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   United States

--------------------------------------------------------------------------------
     Number of                          7)  Sole Voting Power:        4,051,375*
                                            ------------------------------------
     Shares Beneficially                8)  Shared Voting Power:
                                            ------------------------------------
     Owned by
     Each Reporting                     9)  Sole Dispositive Power:   4,051,375*
                                            ------------------------------------
     Person With                       10)  Shared Dispositive Power:
                                            ------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   4,051,375*

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                      Not Applicable
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      8.6%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  IA

--------------------------------------------------------------------------------
* Xmark Opportunity Partners, LLC ("Opportunity Partners") is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses sole power to vote and direct the disposition of all securities of Icagen, Inc., a Delaware corporation (the "Company"), held by Opportunity LP and Opportunity Ltd. David
C. Cavalier and Mitchell D. Kaye, the Chief Operating Officer and Chief Executive Officer, respectively, of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of November 28, 2008, Opportunity LP held 1,154,975 shares of Common Stock, $0.001 par value per share (the "Common Shares"), of the Company and Opportunity Ltd held 2,896,400 Common Shares of the Company. Based upon information set forth in the Company's most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2008, there were 46,904,839 Common Shares of the Company issued and outstanding as of October 31, 2008. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 4,051,375 Common Shares of the Company, or 8.6% of the Common Shares of the Company deemed issued and outstanding as of November 28, 2008. Opportunity Partners' interest in the securities reported herein is limited to the extent of its pecuniary interest in Opportunity LP and Opportunity Ltd, if any.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby amended by adding the following at the end thereof:

          All funds used to purchase the Common Shares in the purchase transactions described in Item 5, as amended, on behalf of the Funds have come directly from the assets of the Funds. See Item 5 for further information.


Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby amended by adding the following at the end thereof:

          On November 29, 2008, Opportunity Partners sent the following letter to the Board of Directors of the Company:

VIA E-MAIL
----------

Board of Directors
Icagen, Inc.
4222 Emperor Boulevard
Suite 350
Durham, NC  27703

Lady and Gentlemen:

     Xmark Opportunity Partners, LLC is the sole member of the investment manager of Xmark Opportunity Fund, L.P. and Xmark Opportunity Fund, Ltd. (together, the "Xmark Funds"). As you are aware, the Xmark Funds are significant shareholders in Icagen, Inc. (the "Company" or "Icagen").

     On at least three occasions, we have requested permission to observe a meeting of the Company's Board of Directors in order to (i) gauge the level of the Board's pursuit of strategic alternatives, (ii) observe the interaction between the Board and the Chief Executive Officer for the purpose of evaluating independence, and (iii) evaluate the assumptions relied upon by all Board members with respect to issues of risk, value and time, as all three relate to the equity markets and drug development process. Our requests have been made in separate communications with three members of the Company's Board: Dr. Charles
A. Sanders, Dr. Anthony B. Evnin and Dr. P. Kay Wagoner. Surprisingly, our requests have been repeatedly denied, with the primary justification being offered that the Company does not want to "establish a precedent."

     Although we have always strongly believed that the Company's core technology has great underlying value and tremendous potential, the combination of the financial crisis in the broader markets and the Company's common stock ritualistically trading at new 52-week lows has given us cause for concern. It was this concern that initially prompted us to request observer status at a Board meeting in order to better understand the Company's strategic plan. As we are aware of the implications of Regulation FD we made clear, to both the Company and its counsel, that we were prepared to sign a confidentiality agreement. Additionally, we offered to agree to a 6-month lock up of our shares; this voluntary concession would have created a temporary benefit for all shareholders of the Company by eliminating a large overhang during a period of great sensitivity in the market. The Company's refusal to grant our request not only heightened our concern regarding the Company's strategic plan, but aroused suspicion as well. Why would a company refuse to allow a large shareholder, who has added value in the past, to observe a single Board meeting? More to the point, why would this Board bar an active and supportive shareholder from visiting the forum in which it safeguards the interests of all shareholders.

                        *    *    *    *    *    *    *

     The Xmark Funds have been long-only biotech investors since 1996. My partners Mitch Kaye, Alfred Mansour and Alan Tuchman all share my affinity for the sector, and we have all, individually and as a firm, made a great number of friends in the space. However, we take issues of corporate governance seriously. As many of you may be aware -- from our numerous Schedule 13D filings -- we do not hesitate to demand accountability when circumstances dictate. The public record of our shareholder activism, however, only tells half the story. The fact is that in many instances the Xmark Funds have worked cooperatively behind the scenes with management teams and boards. (We would be happy to provide numerous public company references in this regard). Unfortunately, not all management teams and boards are cooperative. Many of them hide behind Regulation FD and use scarce shareholder capital to defend their often indefensible decisions. In such cases, we have always acted to protect our interests. Regrettably, Icagen has become such a case.

     By way of background specific to Icagen, the Xmark Funds are one of the Company's largest shareholders, holding in excess of 8% of the outstanding common shares, all of which have been purchased in the open market. Since 2007, we have been buyers in the market on no fewer than 100 trading days and may very well be the largest open-market acquirer of the Company's shares in its history -- at a time when the Company's insiders have purchased a comparatively de minimis number of shares. We have always viewed our role as shareholder to be supportive. To that end, we have: offered suggestions with respect to clinical trial design; made introductions to investment bankers and IR/PR firms; and followed up on the Company's behalf with several noteworthy investors who expressed interest in the Company. And, in fact, the Company has expressly acknowledged these supportive efforts. However, when our suggestions turned to more macro subjects, such as strategic direction, the tone of the conversation changed.

                        *    *    *    *    *    *    *

     We believe that the Company should conduct a discre[et] sale process. We made this view clear to the Company and Dr. Sanders several months ago, when the Company had more capital and a much higher stock price. It was our belief then, as it is now, that the Company would be able to command multiples of its share price. Initially, we were open to the possibility that the Company might be able to create shareholder value through alternate methods, namely strategic partnerships. It was in our effort to gain a balanced view of such partnership possibilities that we first asked to attend a Board meeting. Based on the Company's response, we have been left to conclude that the Company has not adequately pursued all available strategic alternatives and we believe that the CEO may be largely to blame.

     Over the course of Dr. Wagoner's long tenure, she has presided over an embarassingly precipitous loss of share value. While Dr. Wagoner is an accomplished scientist and has played a role in consummating respectable corporate partnerships for Icagen, she does not appear to be respected by the capital markets for her acumen as a chief executive. The Board, which has the duty of overseeing corporate direction and execution, has allowed Dr. Wagoner to remain at the helm in spite of a high profile clinical failure, multiple failed strategic partnerships and a stock price that is closer to zero than it is to a dollar. Just as Dr. Wagoner has been at the helm for over a decade, so too have many of the members of the Board.

                        *    *    *    *    *    *    *

     The challenges facing the healthcare sector today are unprecedented. As record numbers of biotech hedge funds have imploded or liquidated core positions to stay afloat, capital has dried up. Consequently, the cost of capital has skyrocketed. Companies must act aggressively in order to navigate the market's troubled waters. As the cost of capital rose this year, we believe that the Board did not take adequate steps to reduce the Company's costs. Additionally, given the challenging macro-economic environment, we believe that there was a glaring need for the Board and management to act swiftly with respect to the

Company's strategic direction. Without our having the benefit of any information to the contrary, we have concluded that they failed to do so. This apparent inaction is particularly surprising as many members of the Board sit on the boards of other public life sciences companies, such as Cephalon, Inc., Genentech, Inc., Infinity Pharmaceuticals, Inc., Memory Pharmaceuticals Corp., Pharmos Corporation, Sunesis Pharmaceuticals, Inc. and Vertex Pharmaceuticals Incorporated.

     At this point, we believe that the Company's only legitimate option to salvage the value of its proprietary technology is to pursue an extraordinary transaction. Given that many large pharmaceutical companies have recently stated that they intend to pursue acquisitions in order to compensate for the dearth of products in their drug development pipelines, we believe that this is actually an ideal time for the Company to pursue a sale, rather than a painfully dilutive, stop-gap capital raise. In speaking with industry experts, the perception of the Company is that management is entrenched and unwilling to formally explore a sale. This is extremely troubling. We have communicated this perception to Drs. Sanders and Evnin but have not received any substantive response. We have been met with platitudes, but nothing else. We are concerned that management may be reluctant to consider a sale because they (x) possibly would lose their historically high salaries and at the same time (y) some would not gain meaningfully through a sale of the Company because they do not own a great deal of common stock.

                        *    *    *    *    *    *    *

     Please be advised that if the Company decides to raise capital in a dilutive offering, we will have no alternative but to evaluate seriously the viability and propriety of all available options to protect the interests of our limited partners and shareholders, including, inter alia, commencing legal proceedings against the Company to seek rescission of such a transaction and/or damages, as well as an action against the Board for breach of fiduciary duty.

     Please also be advised that we are actively considering whether to aggressively push, within the parameters of securities laws and regulations, for the removal of Dr. Wagoner as Chief Executive Officer as we feel that she is ill suited to lead the Company, as well as for the removal of several members of the Board as we feel that the Board has lost touch.

     Of course, we are rational investors. Accordingly, even at this juncture, we would commend the Board for taking appropriate steps to benefit all shareholders; it is never too late to do the right thing.

Respectfully submitted,

XMARK OPPORTUNITY PARTNERS, LLC



Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended by deleting Item 5 in its entirety and by substituting the following in lieu thereof:

          Based upon information set forth in the Company's most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange
Commission on November 10, 2008, there were 46,904,839 Common Shares of the Company issued and outstanding as of October 31, 2008.

          As of November 28, 2008, Opportunity LP held 1,154,975 Common Shares of the Company and Opportunity Ltd held 2,896,400 Common Shares of the Company.

          Opportunity Partners possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds. Messrs. Cavalier and Kaye share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

          As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 4,051,375 Common Shares of the Company, or 8.6% of the Common Shares of the Company deemed issued and outstanding as of November 28, 2008.

          The following table details all of the transactions in Common Shares of the Company, or securities convertible into, exercisable for or exchangeable for Common Shares of the Company, by the persons referenced in Item 2 (each of which were effected by the Funds in ordinary brokerage transactions), during the sixty (60) day period occurring on or prior to November 28, 2008:


                    Type of           Number                          Price per
     Date         Transaction       of Shares      Security Type      Share ($)
     ----         -----------       ---------      -------------      ----------

    10/7/2008      Purchase            73,134      Common Shares       $0.9399
    10/9/2008      Purchase            7,500       Common Shares       $0.9673
    10/9/2008      Purchase            32,500      Common Shares       $1.1422
   10/10/2008      Purchase            18,301      Common Shares       $0.9984
   10/14/2008      Purchase            10,900      Common Shares       $1.1802
   10/15/2008      Purchase            9,000       Common Shares       $1.1901
   10/17/2008      Purchase            25,500      Common Shares       $1.1500
   10/17/2008      Purchase            5,000       Common Shares       $1.2080
   10/17/2008      Purchase            5,700       Common Shares       $1.1125
   10/21/2008      Purchase            10,000      Common Shares       $1.2492
   10/22/2008      Purchase            15,000      Common Shares       $1.2215
   10/23/2008      Purchase            9,800       Common Shares       $1.2161
   10/24/2008      Purchase            10,000      Common Shares       $1.1932
   10/27/2008      Purchase            10,000      Common Shares       $1.1975
   10/28/2008      Purchase            4,200       Common Shares       $1.1534
   10/30/2008      Purchase            5,776       Common Shares       $1.0823
   10/31/2008      Purchase            25,000      Common Shares       $1.1413
    11/4/2007      Purchase            7,000       Common Shares       $1.1801
    11/7/2008      Purchase            10,000      Common Shares       $1.0585
   11/20/2008      Purchase            34,625      Common Shares       $0.6433
   11/21/2008      Purchase            42,000      Common Shares       $0.9144
   11/26/2008      Purchase            30,000      Common Shares       $0.4500
   11/28/2008      Purchase           121,597      Common Shares       $0.4779

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 1, 2008                               XMARK OPPORTUNITY PARTNERS, LLC
                                              By:  XMARK CAPITAL PARTNERS, LLC,
                                                   its Managing Member

                                              By:      /s/ David C. Cavalier
                                                 -------------------------------
                                              Name:     David C. Cavalier
                                              Title:    Chief Operating Officer



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).